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                                                                    Exhibit 23.2
The Board of Directors

Sonic Solutions:

        We consent to incorporation by reference in the registration statement on Form S-3 of Sonic Solutions of our report dated April 26, 1999, except as to note 11, which is as of May 29, 1999, relating to the balance sheets of Sonic Solutions as of March 31, 1999 and 1998, and the related statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended March 31, 1999 and the related financial statement schedule, which report appears in the March 31, 1999 annual report on Form 10-K of Sonic Solutions, and to the reference to our firm under the heading "Experts" in the registration statement.

/s/ KPMG LLP

San Francisco, California

March 17, 2000